FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 11, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Annual General Meeting Statements

11 May 2017

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 2.00 pm today. The meeting will deal with the proposed resolutions as set out in the Notice previously issued to shareholders. The following is an extract from the remarks to be made by Howard Davies, Chairman, Ross McEwan, Chief Executive, Sandy Crombie, Senior Independent Director and Penny Hughes, non-executive director at the meeting.

Howard Davies - Chairman

We have made considerable progress over the last year in putting our past issues behind us and continuing to build a profitable core bank. Ross McEwan, our Chief Executive, will provide more detail on our financial performance and our strategy to make RBS a simple, safe and more customer-focused bank. You will also hear from our Senior Independent Director, Sandy Crombie, on the remuneration resolutions we are asking you to vote on today and from Penny Hughes, who leads our Sustainable Banking Committee.

Let me first of all introduce the Board. On my far right is one of the new members, Frank Dangeard. Frank joined the Board in May 2016 and brings a wealth of expertise from senior roles across a range of technology and financial services companies. Next to Frank is Mark Seligman who joined in April 2017 bringing financial services knowledge and substantial FTSE 100 Board experience. Next to Mark is Morten Friis and next to him is Baroness Noakes, the Chairman of the Board Risk Committee. We then have Brendan Nelson, Chairman of our Group Audit Committee. Next to Brendan, is Ewen Stevenson, our Chief Financial Officer. On my immediate right is our Chief Executive, Ross McEwan, and on my immediate left is Aileen Taylor, Company Secretary. Next to Aileen is Sandy Crombie, the Chairman of the Group Performance and Remuneration Committee and Senior Independent Director. Then we have Penny Hughes, the Chairman of the Sustainable Banking Committee and next to her is Robert Gillespie and then Alison Davis. Finally on my far left is Mike Rogers. A number of our Executive Committee members are also with us, seated in the auditorium.

I would like to thank each of my colleagues on the Board for their continued dedication and determination over the last year. This bank is in a much better position as a result of their efforts, although there is still much to do.

I am pleased to confirm two further appointments today. John Hughes, until recently, was Head of Banking Audits at KPMG. And Yasmin Jetha who has had a range of jobs in the financial sector, notably at Abbey National, and was a member of the shadow Board we set up for Williams and Glyn, which has now been stood down. Our Board, like those of other banks, is growing in size as we plan to implement the government's ring-fencing scheme, which requires additional layers of governance. After these appointments we will be broadly in line with the Davies recommendation of at least 25% women members. We have further changes in planning which would take us to the Hampton Alexander recommended proportion of one third during 2017.

Corporate governance in listed companies generally is changing, and the outgoing government launched a consultation on further reforms. We have responded to that consultation, which focuses on efforts to strengthen the links between Boards and the company's stakeholders. We do not know what mechanisms the new government will propose. In the light of that, and having taken legal advice, we took the decision not to bring forward a proposed resolution to create a shareholder committee at RBS. We considered this proposal to be inconsistent with both the law and the company's constitution and of course it might prove not to be compatible with the Government's reforms. We are committed to increasing stakeholder engagement and Penny Hughes will talk more about our work in this area in a few minutes. We will be running two shareholder events, on 31 July in London and 30 October in Edinburgh. Anyone interested in attending can leave their name at the desk in the foyer.

Turning to the bank's strategy, we were pleased to report a profit of £259 million for Q1 2017. This was our first bottom line profit since the third quarter of 2015 and represents a strong start to the year. Over the year since I last stood before you, the share price has risen from 216p to 263p, in what has been a turbulent year for all banks. In fact over that period the RBS share price has risen more than those of our peers.

But reporting large losses like the one we took for 2016 is always difficult. Shareholders suffer most, but the bank's management and employees also feel the pain. It is important to bear in mind that this loss reflected £10 billion of one-off provisions as we sought to conclude as many of our legacy issues as possible, while continuing to restructure the bank in line with our strategy.

Our underlying results demonstrate the progress we are making. For the future, the Board remains strongly convinced that we are pursuing the right strategy. The core bank performed strongly despite the political and economic uncertainty and has now averaged an adjusted core operating profit of over £1 billion for each of the last nine quarters.

Unfortunately, we expect to take further significant one-offs in 2017 - particularly related to conduct and litigation charges and restructuring - leading to a bottom line loss at the end of the year, before targeting a return to profitability in 2018.

Reporting a bottom line profit for 2018 would be a huge milestone for the bank, after what will, by then, have been ten extremely tough years of losses.

As we move along this path to profitability, there are still a number of issues we need to resolve, in particular Williams & Glyn and Residential Mortgage Backed Securities.

On Williams & Glyn, it became clear following the EU referendum that the stand-alone challenger bank we were creating would struggle to secure a banking license from the PRA in a low interest rate environment. As a result, we started to look at a number of alternative options to meet our state aid obligations. The Treasury and the European Commission are currently consulting on a new plan which would achieve the same competition objectives more quickly and with greater certainty. We now await the conclusion of those consultations and a formal decision by the European Commission. I hope that we can reach an agreed solution later in the year.

On Residential Mortgage Backed Securities, we await resolution of the US Department of Justice's investigation into securitisations we sold in 2007. I regret to say that on that I have nothing new to report. It is our strong intention to put this behind us during 2017, but the timing is out of our hands.

There has, however, been progress on some of the other key conduct and litigation issues facing the bank. We have reached settlement with shareholders representing around 87% by value of the total claim in the 2008 Rights Issue shareholder litigation. The settlement does not constitute any admission of liability by the bank, but allows us to minimise material litigation expense and management distraction. If we do not reach settlement with the remaining claimants, we will defend ourselves vigorously when the trial starts on 22 May. The bank has been criticised for the cost of defending itself and paying the legal costs of defending our former directors, who have been named as co-defendants in the action. The costs we are having to meet are high because of the extraordinary breadth and complexity of the case. And it is normal practice under company law, and indeed it is a legal obligation for the bank, that directors should be indemnified in relation to any third party civil legal action arising from their tenure at the bank.

The FCA investigation into our former Global Restructuring Group continues, although the regulator has published an update summarising the conclusions reached by the Skilled Person appointed to review the bank's actions. We have acknowledged shortcomings in GRG and have taken two important steps - an automatic refund of complex fees and the establishment of a new complaints process overseen by a former High Court judge - to put things right for customers who did not receive the level of service they should have received, or would receive now. Importantly however, the FCA update recognised that all businesses transferred to GRG were in financial difficulty, that RBS did not inappropriately target businesses for transfer and that, in a significant majority of cases, it is highly unlikely customers suffered material financial distress as a result of the bank's actions. We continue to co-operate with the FCA and await the publication of its final report.

Turning briefly to wider economic issues, 2016 was for the UK a year of solid growth with low inflation. The growth in our business reflected that, though in Scotland the economy was broadly flat which in part, reflected a slowdown in onshore oil activity following the fall in the oil price. 2016 also saw the UK decide to leave the European Union. The exit process has now been triggered but it will be a while before we see the implications for future financial regulation. Given the shape of our business, and its largely domestic focus, RBS will be less impacted than many of its peers. Our aim is to ensure continuity of service for our EU customers and we are actively exploring options to allow us to do so.

One potentially significant outcome of the vote to leave the EU is that we might also be facing a second Scottish referendum. Before the last referendum, we said that RBS would continue its support for Scotland but would move its registered office to London. If there is a second referendum we will keep you informed of any contingency plans we might put in place.

Ross McEwan - Chief Executive

I know a £7 billion bottom line loss is extremely tough for you to bear as shareholders, however this loss does reflect significant progress in putting our legacy issues behind us.

Howard referenced the £10 billion of one-off charges:

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Litigation and conduct costs of nearly £6 billion,
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restructuring costs of just over £2.1 billion,
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payment of the final DAS dividend to The Treasury of £1.2 billion,
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Capital Resolution disposal losses and impairments of £825 million and £300 million deferred tax asset impairment.

It's a long list, but we said 2015 and 2016 would see the bulk of the heavy lifting.

I stood here a year ago and said that by 2017 we would have moved into the third phase of our strategy - where we increase our focus on serving our customers better and returning this bank to sustained profitability.

We announced at our Full Year Results that we are hoping to do that in 2018, subject to resolving the two key issues that are holding us back the most: Williams & Glyn and our RMBS litigation in the US.

I'm sure this is welcome news to our shareholders.

I believe that we are finally shifting from the bank we were to the bank we are becoming. We still have a lot more to do but we are making progress and our strategy is working - as Howard said, we averaged an adjusted core operating profit of over £1 billion for the last nine quarters.

Our ambition absolutely remains to be #1 for customer service, trust and advocacy by 2020 and our priorities also remain the same. We believe that this ambition will create a very good bank for our shareholders.

In 2016 we made solid progress against all of our financial targets:

1) We ended the year with a strong CET1 ratio of 13.4%, this has since moved to 14.1% after Q1 2017.

2) We took a further £985 million of operating costs out last year (against a target of £800m). This is the third year running we have exceeded our cost target and this brought our adjusted Cost to Income ratio down from 72% to 66%.

3) The business is growing well in the markets we like: net lending growth in our Personal & Business Banking, and Commercial & Private Banking franchises was 10%, well ahead of target with particularly strong growth in mortgages (up 12%), personal unsecured loans (up 7%), and lending to small businesses (up 6%) - that is despite not competing on price or changing our risk appetite.

4) On our customer metrics: the March 2017 NatWest NPS score was the highest seen since we started to track it in 2009 and Commercial Banking is a market leader for customer advocacy. We still have a lot to do to increase service in many other parts of our business as we strive to become the number one bank for customers.

5) 2016 was another tough year for our colleagues, as we continue to reshape the bank. I am grateful for their determination in serving our millions of customers, day-in, day-out, despite many negative headlines, and the considerable restructuring we have done to the business that affects their role.

We've had a good start to 2017 and you will have seen at our Q1 results announcement two weeks ago that we delivered a bottom line profit of £259 million - our first since Q3 2015 - and an adjusted core operating profit of £1.3 billion.

The plan we set out in 2014 is working. Our ambition and priorities remain. This year we will continue to focus on:

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  Strengthening our capital position (maintaining a core capital ratio of over 13%),
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  Improving our Customer Promoter Scores and closing the gap to number one,
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  Taking out a further £750 million of operating costs in 2017 - In fact we're going to take out £2 billion over the next 4 years by removing complexity - and get this bank back in shape for shareholders, customers and colleagues alike,
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  Growing our fantastic franchises, which are valued by our customers, in our chosen markets.

As Howard has already mentioned, we, along with the wider industry, are facing a number of common political, economic and regulatory challenges. In addition, one of the biggest changes we need to respond to is the growing customer shift to digital, online and mobile. Through all of these challenges we have to remain focused on our customers, and be there for them, when they want.

More customers than ever want to do their banking online or on the move with their mobile. We interact with our customers over 20 times more through digital channels than physical ones. That's why we're investing £1 billion this year in technology, innovation and security.

For example, our award winning mobile banking app, as voted for by customers, is updated regularly to give customers even greater functionality. We've introduced 1,200 TechXperts to our branches to help customers use our technology more effectively.

We've also made good advances in the lending process for small business customers - they can now see their pre-approved lending limit via online banking, and then apply in under 10 minutes, and receive funds within two working days.

We've introduced video meetings with some of our specialist advisors, allowing customers to connect with us from the comfort of their own home. We've introduced a self-service investment platform called 'NatWest Invest' for people who know what they want and who don't need advice. For small business customers, we've introduced Esme, an online lending platform for loans between £5k and £150k that can process and fund loans within the hour.

This change in customer behaviour impacts how they want to be served. With one of the largest branch networks of any UK bank, the branch will continue to be part of our offering to customers - alongside call centres, online banking, our app, mobile branch vans which reach over 630 communities every week and the 11,500 post office branches. But the nature of the branch will change. It will be where people go to meet with our expert advisors, when they have a more complex query or have a need for specialised advice.

You will be only too aware that this bank has been on a long and challenging journey - and I am only too aware that this has tested the patience of shareholders and colleagues alike.

This bank is now showing its potential:

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the core bank is strong,
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we have great franchises, supported by strong brands, and
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we believe that by going further on cost reduction and faster on digital transformation we will deliver a simple, safe and even more customer-focused bank, with a compelling shareholder investment case.

Sandy Crombie - Senior Independent Director

As Ross says, we are building a simple, safe bank that is truly focused on customers. To do that, we need to ensure that remuneration and incentives for our colleagues - regardless of level - are aligned to our values and the culture of the bank we are trying to build.

The current Directors' Remuneration Policy expires at today's AGM.

As Chairman of the Remuneration Committee, I would like to provide a summary of our new remuneration policy for Directors. This is proposed for approval by shareholders under resolution 2 in the Notice of Meeting.

The Committee has spent a great deal of time considering evolving views on executive pay. This includes potential reforms by the UK government and calls from investors for companies to develop more tailored policies. We started the process over a year ago and have taken great care in developing a construct that aligns with our strategy, the long-term interests of shareholders and new regulatory requirements, while still being sufficiently attractive to executives.

Our current remuneration arrangements include a number of adaptations to meet various challenges faced at RBS over recent years. These have led to a degree of complexity and lack of alignment with the bank RBS has become. The Committee believes the time is right for a new, simpler approach, developed specifically to align with RBS's culture and our thinking on pay.

We are therefore proposing a number of changes as part of our new Directors' Remuneration Policy.

The Committee has been looking to develop a plan that aligns executives with shareholders predominantly through long-term shareholding. It also aims to discourage the potential for excessive risk-taking through being built around more meaningful and achievable performance tests.

Therefore the shareholding requirements for executive directors will rise significantly, from 250% to 400% of salary for the Chief Executive and from 125% to 250% of salary for the Chief Financial Officer.

The maximum long-term incentive award will be reduced by up to 40%, in line with the growing consensus on the need to restrain executive pay.

As now, there will be a single long-term incentive, with no annual bonus. Performance tests are designed around factors more within the control of management, encouraging safe and secure growth within risk appetite. The plan incentivises executives to deliver performance against targets in the year prior to grant, over the three years prior to vesting, and then to continue increasing the share price. Shares will be released between four and eight years following grant.

While it is intended with the proposed construct to remove some of the uncertainty and unpredictability inherent in traditional LTIPs, the new variable element of pay is still subject to rigorous performance assessment. Underperformance or risk failings would lead to a proportionate reduction of awards, or cancellation in the case of significant issues. Overall, we have removed a significant degree of 'upside' through reduced award levels while the potential for downwards adjustment remains in place.

Another change is that long-term incentive awards will not be subject to pro-rating for good leavers. One factor in this decision is the regulatory restriction which has the effect of preventing long-term incentive awards being granted in the first year of employment. In addition, RBS is unusual in having no annual bonus for executive directors. Applying pro-rating where the construct is solely based on long-term incentive awards means that no variable pay can be awarded in respect of the final year of employment.

We believe the removal of pro-rating is appropriate in our particular circumstances. It also ties in with the long-term aims of our policy, helping to ensure individuals are motivated right up to the point of departure as well as creating a higher level of shareholding that persists for up to eight years post departure. It's very important that executives can be held accountable for, and are financially exposed to, the long-term consequences of their actions.

The changes also ensure that executives can, on average, during the entirety of their tenure, earn broadly what they could under the previous policy. This is necessary to ensure that we can continue to attract and retain high calibre executives.

Regulatory developments have also been taken into account. There are longer deferral periods and clawback can be operated for up to ten years if payments are not justified. Given that variable pay for executive directors at RBS is delivered solely in long-term incentive awards, our construct is much longer term than both minimum regulatory requirements and the market norm.

A further change is that the pension allowance for new executive directors will be reduced from 35% to 25% of salary. This brings the rate closer to that of the wider employee population and more in line with peers as well as FTSE100 companies.

A thorough consultation process has been undertaken during the development of the proposed policy. And feedback from our major shareholders has been taken into account in the final design.

I would like to thank shareholders who participated in the consultation and my fellow Committee members for their constructive comments and support while developing the new proposals.

You may be aware of the press commentary following the publication of proxy advisor reports, in particular the recommendations against the new remuneration policy by ISS and PIRC. We disagree with the conclusions reached in these reports and strongly challenged the view from ISS that the level of discount was insufficient under the new construct.

We subsequently re-engaged with a number of our major shareholders, and I am pleased to say that the vast majority indicated their continued support for our proposals. In addition, Norges Bank, one of our major shareholders, has recently issued a public statement confirming support for the new policy highlighting the simplified structure and reduced maximum award levels. They also commended the Board's "willingness to challenge conventional thinking on remuneration".

In summary, we believe that the policy encourages sustainable long-term performance, is strongly aligned with shareholders both during and after employment, and, while offering reduced maximum pay, will be more highly valued by executives.

It is also aligned with some of the emerging guidance from investors on pay. A number of investor guidelines now accept that, in the right strategic context, long-term shareholding can be an appropriate alternative to conventional long-term incentive plans.

RBS has, since the financial crisis, been a market leader in showing restraint in executive pay and in seeking to move away from the unintended consequences of highly geared financial incentives.

We believe we have designed a construct that builds on this approach, delivering a remuneration structure that is simpler and longer term, with significantly reduced maximum award levels.

I hope that all shareholders will support the new remuneration policy at today's AGM.

Penny Hughes - non-executive director

Becoming the best bank for customers' means building a sustainable bank. That means staying connected to our customers' needs and the wider expectations of all of our stakeholders.

As chairman of the Sustainable Banking Committee, I wanted to demonstrate the commitment we have to listening to the stakeholder voice. This is not a new initiative - the Committee has run a proactive engagement programme for several years, inviting over 50 external stakeholders to challenge the most senior decision makers in RBS.

We believe this represents best practice amongst FTSE Boards.

While there are established channels for engaging with shareholders via our Investor relations programme and retail shareholder events, the SBC has targeted a broader range of stakeholders. Over the past couple of years our guests have included: think-tanks, academics, investors, journalists, charities, civil society groups, government bodies, consumer groups and enterprise organisations.

It's a healthy dialogue - the purpose is to listen and understand where RBS could do more. It supports our efforts to create a simple, safe, more customer-focused Bank.

So what sorts of topics do we discuss at these sessions?

During 2016 we have covered a wide range of issues including:

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How to support successful start-up customers' scale-up to the next level. To help generate ideas we've heard from Entrepreneurial Spark, which supports start ups; Accelerate which helps small companies expand; and the UK Crowd Funding Association, talking about alternative sources of finance.
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How to use technology to promote financial capability and help customers with personal finances. We've had great input from the Financial Inclusion Commission and Money Advice Trust who have a real insight into the needs of vulnerable customers and Fintech companies who have innovative tools to help customers analyse spending patterns and improve creditworthiness.
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How to drive a good culture so our people are focused on sustainable customer outcomes. For this we've engaged with diverse organisations including Tomorrow's Company, the Banking Standards Board and Great Place to Work, as well as hearing from our own RBS Future Leaders Group.

But it is more than dialogue. A number of actions have been implemented as a direct result of listening to stakeholders.

You'll see behind me that RBS has been accredited by the Royal National Institute for Blind People for having an accessible mobile app for blind and partially sighted customers.

An "act now" text alert service has been introduced to help customers manage their money.

There are over 400 accredited Women in Business specialists in the UK who offer specialist expertise in supporting women in business.

More recently RBS has launched Boost - a free advice and expertise service for small businesses regardless of whether they bank with us or not.

Of course interaction with stakeholders is much wider than formal engagement sessions - it happens across the bank every day.

I'm delighted to be able to highlight a couple of areas where good progress has been made. Ross has already mentioned some of the progress for customers let me briefly comment on other stakeholders.

For our employees - being inclusive and valuing diversity is a key focus. RBS has retained its position as a Times Top 50 employer for women and achieved Top 5 ranking in the Bloomberg Global Gender Equality Index. The wellbeing of our colleagues is really important to us and great efforts are being made to create a great place to work and build a healthy culture.

RBS supports a variety of employee groups - known as 'Employee Led Networks'. The networks are made-up from volunteer employees who play a key role in delivering, raising awareness of, and influencing our bank-wide inclusion strategy.

The networks also provide an avenue for focused personal development, as well as numerous networking opportunities for their members.

For the environment - RBS is committed to reducing its environmental impact and has already outperformed its 2020 targets - reducing carbon by 20%, water by 5% and paper by 50%. I think these are achievements to be proud of. But we can always go further, at our last Sustainable Banking Committee meeting, we reviewed our increased ambitions for this year.

Recognising the importance of getting engagement right, the Sustainable Banking Committee's programme of engagement continues to evolve. Plans for this year include front line customer engagement and the opportunity to observe consumer panels, as well as our topic focused engagement sessions.

We discussed this at the Sustainable Banking Committee just last month, having consulted with a number of stakeholders to develop our thinking. We plan to build on existing, good activity and report on it more widely to demonstrate progress to you. We will also be reviewing proposals which emerge from government and will look to continue to demonstrate best practice on the stakeholder front.

Important Information
Certain sections in this presentation contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this presentation includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group's (RBS) restructuring which includes the separation and divestment of Williams & Glyn, the proposed restructuring of RBS's CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBS's IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; litigation, government and regulatory investigations RBS's future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBS's exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this presentation include the risk factors and other uncertainties discussed in the Annual Report and Accounts 2016. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the uncertainty relating to the referendum on the UK's membership of the European Union and the consequences of it; the separation and divestment of Williams & Glyn; RBS's ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS's ability to achieve its capital and leverage requirements or targets which will depend on RBS's success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS's strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition. In addition, there are other risks and uncertainties. These include operational risks that are inherent to RBS's business and will increase as a result of RBS's significant restructuring; the potential negative impact on RBS's business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS's substantial investments in its information technology and systems, the risk of failing to preventing a failure of RBS's IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS's capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS's ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS's financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this presentation speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary

11 May 2017